Longwei Petroleum Investment Holding Limited
No. 30 Guanghau Street, Xiaojingyu Xiang, Wan Bailin District
Shanxi Province, People’s Republic of China  030024
(617) 699-6325

March 5, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:        Longwei Petroleum Investment Holding Limited
Registration Statement on Form S-1
File No. 333-164020

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Longwei Petroleum Investment Holding Limited (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Monday, March 8, 2010, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Longwei Petroleum Investment Holding Limited

By:	/s/ James Crane
Name: James Crane
Title: Chief Financial Officer